News Release	for Immediate Release

PhotoChannel Announces Initial Closing of Financing

VANCOUVER, BC– April 2, 2007 – PhotoChannel Networks Inc. (TSX VENTURE:PN) (OTCBB:PNWIF) ("PhotoChannel" or "Company") has completed the initial closing of its private placement units previously announced on March 28, 2007. This closing was for 4,265,588 units for proceeds of US$14,502,999.20.

Each unit consisted of one common share of the Company and one common share purchase warrant. Each share purchase warrant (a "Warrant") entitles the holder to purchase one additional common share (a "Warrant Share") at a price of US$4.00 per share for a period of two years from the closing of the private placement. The Warrants include an acceleration provision pursuant to which, if the volume weighted average price of the common shares over a period of 30 consecutive trading days exceeds US$6.00 per share, the Company will have the right to accelerate the expiry date of the Warrants to a date which is 20 business days after the date the Company provides written notice to the warrantholders (the "Accelerated Expiry Date"). This right to accelerate the expiry of the Warrants is only exercisable by the Company if on the date of providing notice of the acceleration of the Warrants and on the Accelerated Expiry Date (i) the Warrants have been outstanding for at least four months and (ii) the Warrant Shares are the subject of a valid registration statement under the Securities Act of 1933 (the "U.S. Securities Act"). The securities issued are subject to a four month hold period in Canada which expires on July 31, 2007.

The securities offered have not been and will not be registered under the Securities Act of 1933 (the "U.S. Securities Act") or any state securities laws and may not be offered or sold in the United States absent registration under the U.S. Securities Act and applicable state securities laws unless an exemption from such registration requirements is available. The Company has limited sales of the securities to institutional accredited investors and other US accredited investors who will purchase on a private placement basis pursuant to an exemption from registration provided by Rule 506 of Regulation D under the U.S. Securities Act, and to persons who are outside of the United States. The Company has agreed to qualify the resale of the common shares and Warrant Shares issued to the investors by filing a prospectus in certain provinces in Canada and to register such securities under the U.S. Securities Act.

No regulatory authority has approved or disapproved the content of this release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release. This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States.

For more Information, Contact:
Mr. Robert Chisholm
Chief Financial Officer
PhotoChannel Networks Inc.
604-893-8955 ext. 224
rchisholm@PhotoChannel.com
Investor Information: (800) 261-6796